KK TECHNOLOGIES LLC

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDING DECEMBER 31, 2020, AND THE PERIOD ENDING JUNE 16, 2021

KK TECHNOLOGIES LLC

Audited Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2020, AND THE PERIOD ENDING JUNE 16, 2021

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Members of KK TECHNOLOGIES LLC,

1309 Coffeen Avenue, Ste 3346

Sheridan, Wyoming 82801

I have audited the accompanying financial statements of KK TECHNOLOGIES LLC, which comprise the Balance Sheet as of June 16, 2021, and December 31, 2020, and the related Statements of Income, Changes in Members' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of KK TECHNOLOGIES LLC as of June 16, 2021, and December 31, 2020, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.

10/18/2021

KK TECHNOLOGIES LLC

BALANCE SHEET

AS OF JUNE 16, 2021, AND DECEMBER 31, 2020

		As of June 16, 2021	As of December 31, 2020
Assets			
Current assets:			
Cash and cash equivalents	$	-	-
Total current assets		-	-
Intangible assets:			
Intellectual property		4,500,000	-
Less accumulated depreciation		-	-
Total fixed assets		4,500,000	-
Non-current assets:			
Total non-current assets		-	-
Total Assets	$	**4,500,000**	**-**
Liabilities & Members' Equity			
Current liabilities:			
Credit Cards & Other payables	$	-	-
Total current liabilities		-	-
Non-current Liabilities:			
Total non-current liabilities		-	-
Total Liabilities:		-	-
Members' equity:			
Class A Member units, 45,000,000 shares issued and outstanding, $ 0.10 per unit		4,500,000	-
Additional Paid-in Capital		-	-
Accumulated Profits (losses)		-	-
Net income (loss)		-	-
Total Members' equity:		4,500,000	-
Total Liabilities & Members' Equity	$	**4,500,000**	**-**

The accompanying notes are an integral part of these financial statements.

KK TECHNOLOGIES LLC

STATEMENT OF INCOME

FOR THE YEAR ENDING DECEMBER 31, 2020, AND THE PERIOD ENDING JUNE 16, 2021

		January 1, 2021- June 16, 2021	2020
Revenue:			
Sales revenue	$	-	-
Total revenues		-	-
Cost of Sales:		-	-
Gross Profit		-	-
Expenses:			
Total Expenses		-	-
Income from operations (loss)		-	-
Other Income (Expenses):			
Other Income		-	-
Total Other Income (expenses)		-	-
Net income (loss) for the year		-	-

The accompanying notes are an integral part of these financial statements.

KK TECHNOLOGIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDING DECEMBER 31, 2020, AND THE PERIOD ENDING JUNE 16, 2021

	Class A Member units	Amount	Retained Earnings (accumulated deficit)	Additional Paid-in Capital	**Total**
Beginning Balance, December 31, 2019	-	-	-	-	**-**
Issuance of Class A Member units	-	-	-	-	**-**
Net income (loss)	-	-	-	-	**-**
Ending Balance, December 31, 2020	-	-	-	-	**-**
Issuance of Class A Member units	45,000,000	4,500,000	-	-	4,500,000
Net income (loss)	-	-	-	-	-
Ending Balance, June 16, 2021	**45,000,000**	**4,500,000**	**-**	**-**	**4,500,000**

The accompanying notes are an integral part of these financial statements.

KK TECHNOLOGIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDING DECEMBER 31, 2020, AND THE PERIOD ENDING JUNE 16, 2021

		As of June 16, 2021	As of December 31, 2020
Cash flow From Operating Activities:			
Net Income (loss)	$	-	-
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Changes in:			
Credit Cards & Other payables		-	-
Net cash provided (used) by operating activities		-	-
Cash flow From Investing Activities:			
Acquisition of intellectual property		(4,500,000)	-
Net cash provided (used) by investing activities		**(4,500,000)**	-
Cash flow from Financing Activities			
Issuance of Class A Member units		4,500,000	-
Net cash provided (used) by financing activities		**4,500,000**	**-**
Increase (decrease) in Cash		-	-
Cash, beginning of year		-	-
Cash, end of year	$	-	-

The accompanying notes are an integral part of these financial statements.

KK TECHNOLOGIES LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2020, AND THE PERIOD ENDING JUNE 16, 2021

About the Company & its Nature of operations

KK TECHNOLOGIES LLC (‘the Company’), was formed as a limited liability company in Wyoming on June 15, 2021. The Company operates in the cannabis retail industry and is owned by Digital Wallet Technologies LLC and High Manor Enterprises LLC.

Fiscal year

The Company operates on a December 31st year-end.

Basis of accounting

The Company’s financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the

comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash or cash equivalents as of June 16, 2021, and December 31, 2020.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company made no revenues as of June 16, 2021.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors and other parties as a payable.

Intellectual property

Effective as of June 16, 2021, KK Technologies LLC ("KKT") entered into an Asset Purchase Agreement with High Manor Enterprises LLC ("HME") and with Digital Wallet Technologies LLC ("DWT") whereby KKT Sellers acquired certain Intellectual Property and Technology Assets , and related rights (a) From HME, a subscription based business model focused on the cannabis industry, whereby a monthly subscription service can be promoted, marketed and operated with and by participating cannabis dispensaries on a "turn key" basis, developed and owned by HME, together with HME's ownership of HM-KK California, LLC, a California Limited Liability Company, trading under the name "Kush Klubs" ("HM-KK"), which has developed and obtained distribution and consumer management agreements with certain cannabis dispensaries located in Los Angeles, California; and (b) From DWT, a digital payment system whereby authorized and registered users can purchase product from retail outlets using a digital credit wallet system whereby the retail seller can redeem such digital credits for cash, developed and owned by DWT. As consideration for KKT's acquisition of the above assets, which were determined between the parties to have an aggregate fair value of $ 4,500,000, KKT issued the following Class A Member Units:

Issued to HME: 40,500,000 Class A Units at $0.10 per Unit. Valued at	$ 4,050,000
issued to DWT: 4,500,000 Class A Units at $0.10 per Unit. Valued at	450,000
Total consideration	**$ 4,500,000**

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company evaluated subsequent events through June 30, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.